

November 1, 2011

Via Facsimile
Ronald L. Dissinger
Chief Financial Officer
Kellogg Company
One Kellogg Square, P.O. Box 3599
Battle Creek, Michigan 49016

>   **Re: Kellogg Company**
>   **Form 10-K for Fiscal Year Ended January 1, 2011**
>   **Filed February 25, 2011**
>   **Form 10-Q for Fiscal Quarter Ended July 2, 2011**
>   **Filed August 5, 2011**
>   **Response Letter Dated September 28, 2011**
>   **File No. 001-04171**

Dear Mr. Dissinger:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Note 11: Operating Segments, page 21

1.   We have reviewed your response to prior comment one. Please further clarify for us why you do not believe the six business units that comprise North America represent operating segments, as defined in FASB ASC 280-10-50-1. Your response should address, but not necessarily be limited to, the following:

- Tell us how you considered the information presented to your board of directors as a factor in your determination of operating segments, as referenced in FASB ASC 280-10-50-6.

- Tell us how you considered the focus of the discussions between the CODM and the senior vice president (or North America business unit vice presidents, as applicable) and whether they discuss operating activities, financial results, forecasts, or plans for the six business units, as provided by FASB ASC 280-10-50-7, as a factor in your determination of operating segments. Please provide us a brief analysis of these discussions related to the second quarter operating results. If the discussions related to the six business units, please also tell us whether you believe it is an indication that the senior vice president is the segment manager for multiple operating segments as provided by FASB ASC 280-10-50-8.

- Provide us an analysis of whether the fact that the Day 10 templates are prepared monthly on a business unit basis in North America, utilized by the CODM, and prepared for your other operating segments, are an indication (as an "other factor" contemplated by FASB ASC 280-10-50-06) that the business units are operating segments.

- Confirm to us that the CODM reviewed and provided feedback on the North America operating budgets after the allocation was made to the six business units, as appears to be indicated in your response on page 3. Please also clarify for us whether multiple drafts of the North America operating budgets were reviewed and provide us more specificity as to any feedback, if available.

Provide us, alternative to the above, an aggregation and reportable segment analysis under FASB ASC 280-10-50-10 through 50-19 if you determine that there are additional operating segments under North America.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions on the comment and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant